March 31, 2010

VIA EDGAR

Mr. Briccio B. Barrientos
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington DC  20549

Re:	Thompson Plumb Funds, Inc. (“Thompson Plumb”)
1933 Act Registration No. 33-6418; 1940 Act File No. 811-4946

Response to Staff Telephone Comments on Post Effective Amendment No. 29 to Thompson Plumb’s Registration Statement filed on Form N-1A

Dear Mr. Barrientos:

On behalf of our client, Thompson Plumb Funds, Inc. (“Thompson Plumb”), we are transmitting for filing via EDGAR this letter as a response to the staff’s comments, as we understand them, based upon a telephone conversation we had with the staff on March 15, 2010, and follow-up exchanges and conversations on March 18, 2010, March 26, 2010, March 29, 2010, and March 30, 2010, relating to Post Effective Amendment No. 29 to Thompson Plumb’s Registration Statement filed on Form N-1A (the “Registration Statement”).  All references to “we” mean Thompson Plumb, and where applicable, each of its series (each a “Fund,” and collectively, the “Funds”).

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by Thompson Plumb’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Registration Statement.

Comment 1.  The staff requested that Thompson Plumb include the legend required by Rule 498(b)(1)(v) under the Securities Act of 1933, as amended, if Thompson Plumb will be using a Summary Prospectus.

Response. We will not be using a Summary Prospectus in connection with this Registration Statement and therefore have not included this legend.

Mr. Briccio B. Barrientos
March 31, 2010

Comment 2.  The staff requested that the ticker symbols for each of the Funds appear only on the cover page of the Prospectus, and not in connection with the headings to each Fund’s summary sections.

Response.  We will make the requested change in the next amendment to the Registration Statement, which is being filed on even date herewith in order to respond to all of the staff’s comments and to complete missing and incomplete information and to include missing exhibits (the “Next Amendment”).

Comment 3. The staff requested that with respect to the fee tables in the summary sections for each of the Funds (appearing on pages 3, 7, and 11-12, respectively, of the Prospectus), that Thompson Plumb move disclosure relating to the redemption fee for wire transfers currently charged by Thompson Plumb from the footnote to each such table to a line item in each fee table.

Response.  We understand the staff’s comment to relate to the fee charged by the Funds with respect to redemptions made by outgoing wire transfers, and as such have included, for each Fund in the table captioned, “Shareholder Fees,” a line item labeled “Outgoing Wire Transfer Fee.”

Comment 4.  The staff requested that with respect to the fee tables for each of the Funds (appearing on pages 3, 7 and 11-12, respectively, of the Prospectus), that Thompson Plumb delete each footnote disclosing the fee charged by Thompson Plumb for returned checks, and that these deleted footnotes not be replaced with any related disclosure about these fees.

Response.  We will make the requested change in the Next Amendment.

Comment 5.  The staff requested that on page 5 of the Prospectus, in the summary section disclosure of principal risks of investing in the Growth Fund, that Thompson Plumb disclose investment in small-capitalization stocks as a principal risk of investing in the Growth Fund.

Response.  In the Next Amendment, we will incorporate the following disclosure in the section of the Prospectus captioned, “Growth Fund—Investments, Risks, and Performance—Principal Risks of Investing in the Fund”:

Smaller Cap Risk.  Companies having medium and smaller capitalizations are subject to greater price volatility than stocks of large companies and may have lower trading volume and less market liquidity than larger, more-established companies. These companies tend to have smaller revenues, narrower product lines, less management depth and experience, smaller shares of their product or services markets, fewer financial resources and less competitive strength than larger companies.

Mr. Briccio B. Barrientos
March 31, 2010

Comment 6.  The staff requested that on page 6 of the Prospectus, in the table captioned, “Growth Fund Average Annual Total Returns,” that Thompson Plumb delete the footnote describing the nature of the S&P 500 Index, since it was implicit that the S&P 500 Index was the broad index against which the Growth Fund’s performance was being measured.

Response.  We will delete this footnote as requested in the Next Amendment, as well as delete the corresponding footnote regarding the Russell Midcap Index in the table showing the average annual total return for the MidCap Fund.

Comment 7.   The staff noted that the references to “80% of [a Fund’s] net assets” on pages 8, 13, and 23 of the Prospectus should specify that this 80% limitation includes borrowing for investment purposes.

Response.  We will make each of the requested clarifications in the Next Amendment to state that this percentage refers to “80% of [a Fund’s] net assets plus any borrowing for investment purposes.”

Comment 8.  The staff requested that disclosure relating to the ability to invest up to 20% of the net assets of the Bond Fund in non-debt securities in the summary section for the Bond Fund, in the subsection captioned, “Investments, Risks, and Performance—Principal Investment Strategies of the Fund,” be expanded to specify the type of securities included among such non-debt securities and disclose the attendant risks in investing in such non-debt securities.

Response.  In the Next Amendment, we will clarify, in this subsection that the type of non-debt securities in which the Bond Fund may invest “include convertible bonds, common stocks and variable-rate demand notes.”  We will also include the following risk disclosures:

Convertible Debt Risk.  Convertible debt securities will typically be classified as subordinated debt and, therefore, are more risky than unsubordinated debt.  Subordinated debt holders are lower in the hierarchy as far as principal repayment during times of distress for the issuer.  Holders of convertible debt receive substantially lower yields to maturity in comparison to the non-convertible equivalent.

Common Stock Risk. Common stocks fluctuate in value for various reasons, including changes in the equities markets, general economic or political changes, interest-rate changes and factors particularly affecting the issues of stocks and their industries.

Comment 9.  The staff requested that Thompson Plumb delete the footnote on page 15 of the Prospectus in the table captioned, “Bond Fund Average Annual Total Returns,” describing the nature of the Barclays Capital U.S. Government/Credit 1-10 Year Index, since this Index is the broad index against which the Bond Fund’s performance is being measured, and further requested that Thompson Plumb move its discussion relating to the Barclays Capital U.S. Government/Credit 1-5 Year Index from a footnote to the narrative description of the Bond Fund’s performance and include a fuller explanation of why such Index was relevant as a measure of the Bond Fund’s performance.

Response.  Both footnotes will be deleted in the Next Amendment.  In addition, we will incorporate the following disclosure into the narrative disclosure in the “Bond Fund Average Annual Total Returns” table of the section of the Prospectus captioned, “Bond Fund—Past Performance”:

Mr. Briccio B. Barrientos
March 31, 2010

The Barclays Capital U.S. Government/Credit 1-5 year Index is an index of all investment grade bonds with maturities of more than one year and less than 5 years. The Barclays Capital U.S. Government/Credit 1-5 Year Index is a market-value-weighted performance benchmark.  The information relating to the Barclays Capital U.S. Government/Credit 1-5 Year Index shows how the Bond Fund’s performance compares with the returns of an index of bonds with similar maturities to those typically held by the Fund.

Comment 10.  The staff requested that Thompson Plumb include complete disclosure with respect to each of the Funds pursuant to Item 9 of Form N-1A.

Response. We will add the requested disclosure in the Next Amendment, which disclosure appears in the sections of the Prospectus captioned, “Additional Information about Investment Objectives, Strategies and Risks—Growth Fund Objective and Principal Strategies” and “Additional Information about Investment Objectives, Strategies and Risks—MidCap Fund Objective and Principal Strategies.”

Comment 11.  The staff suggested that the disclosure provided on page 18 of the Prospectus relating to investment by the Bond Fund in foreign debt securities, both with respect to the strategy itself and the risks associated with such investment, should be disclosed in the Bond Fund summary section of the Prospectus.

Response.  The summary section of the Prospectus relating to the Bond Fund in the Next Amendment will be revised to disclose that “[t]he Bond Fund normally invests at least 80% of its net assets plus any borrowing for investment purposes in a diversified portfolio of bonds, including corporate bonds of domestic issuers and of foreign issuers payable in U.S. dollars…”  In addition, we will include the following disclosure of risks associated with investment in foreign debt securities in the Next Amendment:

Foreign Issuer Risk.  Some foreign issuers are subject to less stringent and less uniform regulatory, financial reporting, and accounting standards and practices than U.S. issuers.  Bonds of foreign issuers are generally less liquid than those of U.S. issuers, and evidence of the Fund’s ownership of bonds may be uncertain in many foreign countries. Bonds of foreign issuers in some countries may be subject to expropriation or confiscatory taxation or affected by political or social instability, war, terrorism, nationalization, or limitations on the removal of funds or other assets.

Comment 12.  The staff requested that the biographical information on pages 24 and 25 of the Prospectus relating to Messrs. John W. Thompson and Jason L. Stephens should be clarified to specify more clearly their respective experience since at least 2005.

Response.  We will provide these clarifications in the Next Amendment by including the following disclosures with respect to each of Messrs. Thompson and Stephens in the section of the Prospectus captioned “Portfolio Managers”:

Mr. Briccio B. Barrientos
March 31, 2010

John W. Thompson has managed or co-managed the Growth Fund since its inception.  Mr. Thompson has served as Chief Executive Officer of Thompson Plumb Funds, Inc. since 2004, and has served as its President since 2009 and as a Director of the Funds since 1987.  He has been the President of TIM since 2004.  Until January 2004, Mr. Thompson was President and Treasurer of Thompson, Plumb & Associates, Inc. …

Jason L. Stephens, like Mr. Evans, has been actively involved in the management of the MidCap Fund since its inception and in the management of the Growth Fund and the Bond Fund since February 2, 2009. Mr. Stephens has served as a Vice President of Thompson Plumb Funds, Inc. since 2009 and as a Portfolio Manager at TIM since 2007.  Previously, he served as the Secretary of Thompson Plumb Funds, Inc. from 2005 to 2010, as Chief Compliance Officer for the Funds from 2004 to 2006, and as a research analyst at TIM from 2004 to 2007.  He has worked in various capacities for TIM and Thompson, Plumb & Associates, Inc. since 2002.

Thompson Plumb acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Registration Statement; that the SEC staff comments or Thompson Plumb’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that Thompson Plumb may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or further comments on the Registration Statement, please contact me at (414) 277-5817 or matthew.vogel@quarles.com, or Fred Lautz of this office at (414) 277-5309 or fred.lautz@quarles.com.

Very truly yours,
QUARLES & BRADY LLP

/s/ Matthew C. Vogel

Matthew C. Vogel

cc (w/enc):	Penny Hubbard, Chief Financial Officer
Nedra Pierce, Chief Compliance Officer
Fredrick G. Lautz, Esq.